Delaware Division of Corporations
401 Federal Street – Suite 4
Dover, DE 19901
Phone: 302-739-3073

Certificate of Amendment

Dear Sir or Madam:

Enclosed please find a copy of the Certificate of Amendment to be filed in accordance with the General Corporation Law of the State of Delaware.   The fee to file the Certificate is $194.00 If your document is more than 1 page, you must submit $9.00 for each additional page.   You will receive a stamped filed copy of your submitted document.   A certified copy may be requested for an additional $50.   Should you be increasing the authorized stock, the filing fee could exceed the minimum.   Expedited services are available. Please contact our office concerning these fees.   Please make your check payable to the "Delaware Secretary of State".

For the convenience of processing your order in a timely manner, please include a cover letter with your name, address and telephone/fax number to enable us to contact you if necessary. Please make sure you thoroughly complete all information requested on this form. It is important that the execution be legible, we request that you print or type your name under the signature line.

Thank you for choosing Delaware as your corporate home. Should you require further assistance in this or any other matter, please don't hesitate to call us at (302) 739-3073.

Sincerely,

Department of State
Division of Corporations

encl.
rev. 07/04

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of

Unum Health USA Inc.

resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "Article IV" so that, as amended, said Article shall be and read as follows:

> The aggregate number of shares which the Corporation shall have authority to issue is 20 000 000 shares of capital stock all of which shall be designated "Common Stock" and have a par value of $0.00001 per share.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this July day of 5th , 2021 .

By: *Lisa Williams*
Authorized Officer
Title: CEO/Founder

Name: Lisa Williams
Print or Type





Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "UNUM HEALTH USA, INC.", FILED IN THIS OFFICE ON THE SIXTEENTH DAY OF APRIL, A.D. 2021, AT 1:44 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

5847054 8100
SR# 20211329951

Authentication: 202992659
Date: 04-16-21

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:44 PM 04/16/2021
FILED 01:44 PM 04/16/2021
SR 20211329951 - File Number 5847054

CERTIFICATE OF INCORPORATION OF UNUM HEALTH USA, INC.

ARTICLE I

The name of the corporation is Unum Health USA, Inc. (the "Corporation").

ARTICLE II

The address of the Corporation's registered office in the state of Delaware is 651 N Broad St, Suite 206, in the city of Middletown, zip code 19709, and county of New Castle. The name of its registered agent at such address is Legalinc Corporate Services, Inc.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law.

ARTICLE IV

The aggregate number of shares which the Corporation shall have authority to issue is 10000000 shares of capital stock all of which shall be designated "Common Stock" and have a par value of $0.00001 per share.

ARTICLE V

The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. Elections of directors need not be by written ballot unless otherwise provided in the Bylaws of the Corporation. In furtherance of and not in limitation of the powers conferred by the laws of the state of Delaware, the Board of Directors of the Corporation is expressly authorized to make, amend or repeal Bylaws of the Corporation.

ARTICLE VI

To the fullest extent permitted by the Delaware General Corporation Law, as the same exists or as may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

The Corporation shall indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that such person, such person's testator or intestate is or was a director or officer of the Corporation or any predecessor of the Corporation, or serves or served at any other enterprise as a director or officer at the request of the Corporation or any predecessor to the Corporation.

Neither any amendment nor repeal of this Article VI, nor the adoption of any provision of the Corporation's Certificate of Incorporation inconsistent with this Article VI, shall eliminate or reduce the effect of this Article VI in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Article VI, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE VII

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (A) any derivative action or proceeding asserting a claim on behalf of the Corporation, (B) any action or proceeding asserting a claim of breach of a fiduciary duty

owed by any current or former director, officer, employee or agent of the Corporation to the Corporation or the Corporation's stockholders, (C) any action or proceeding asserting a claim against the Corporation arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's Certificate of Incorporation or Bylaws, (D) any action or proceeding asserting a claim as to which the Delaware General Corporation Law confers jurisdiction upon the Court of Chancery of the State of Delaware, or (E) any action or proceeding asserting a claim governed by the internal affairs doctrine, in each case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

ARTICLE VIII

The powers of the incorporator are to terminate upon the filing of this Certificate of Incorporation. The name and mailing address of the person who is to serve as the initial director of the Corporation until the first annual meeting of stockholders of the Corporation, or until such director's successor is elected and qualified, are:

Lisa Williams
540 King George Hwy
Miramichi NB E1V 1N3
Canada

ARTICLE IX

The name and mailing address of the incorporator are as follows:

Lisa Williams
380 Green St
Miramichi NB E1V1T3
Canada

Executed on   4/16/2021

DocuSigned by:

Lisa Williams
CF1BF828A9A343C...

_____

Lisa Williams, Incorporator